Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following are excerpts of a transcript of T-Mobile US, Inc.’s November 7, 2019 Uncarrier 1.0 event:

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John Legere, CEO:

Hi there. Welcome, everybody! Mike and I are back with some huge news today. This is an important day for us for the proposed New T-Mobile, for the wireless industry and for consumers across the country, because we are here to announce the first Un-carrier moves we plan to make as the New T-Mobile.

Yes, I said ‘Moves’ plural. Because we’re not just making one announcement today. We’ve got a lot of news. And more than that, we’re making the Un-carrier bigger and bolder after we bring T-Mobile and Sprint together to create the New T-Mobile.

For nearly seven years, the Un-carrier has driven every big change in wireless. But with the New T-Mobile, Un-carrier can and will mean even more, solving even bigger customer pain points. We’ll be able to supercharge our impact – and do some truly epic stuff.

I’ll be candid — this deal to create the New T-Mobile has taken longer than we originally thought it would to close. And some people are still asking questions. The right questions. They want to ensure this deal will drive more innovation, stronger competition and lower prices. But those people have yet to realize that, we want what they want. We are 100 percent aligned. We will deliver more innovation, stronger competition and lower prices!

In preparation, we’ve made incredible progress on the merger. And, as we’ve done that and built the business plan, Mike and I – and the whole leadership team – have been incredibly inspired. I’m not just talking about the remarkable network we can build or the ways we can change the game for rural America or how we can ignite 5G innovation.

I’m talking about the ways we can put this network to work doing good for the country. Good for consumers. Good for competition. Good for innovation. And that’s why we’re calling this set of moves today ‘5G for Good.’

We want everyone to see what this supercharged Un-carrier can do with this supercharged Un-carrier network. Frankly, we just couldn’t wait any longer to share our plans!

Mike Sievert, President & COO:

And, it all starts with the New T-Mobile network that Neville Ray (EVP & Chief Technology Officer) and team are planning. A network like nothing we’ve seen before. This map is what our 5G network will become, together with Sprint. It’s not just one plus one equals two here. It’s one plus one equals 14.

In the next few years, the New T-Mobile network will have 14 times the capacity of T-Mobile standalone. Because it just happens to be that the network assets we have, and Sprint has, are so perfectly complementary. And when you put them together, we can do remarkable things.

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Mike Sievert, President & COO:

Together with Sprint, we’re the only ones who can build 5G with breadth and depth. The way it’s supposed to be—using all available spectrum bands. When we combine Sprint’s midband with T-Mobile’s lowband and millimeter wave spectrum, we can unlock ridiculous amounts of network capacity. And we can do it quickly – 14 times more than today, in just the next few years. It’s really simple, this is something we could never do if the merger doesn’t happen. And all that capacity means very good things. I mean, just wrap your head around this—the combined New T-Mobile network will be crazy fast, 450 Mbps fast by 2024.

Let me underscore that. LTE speeds today are around 25 to 40 Mbps. So this network will be more than ten times faster. Not incrementally faster. Not a marginal speed boost. It’s like your car going from 60 miles an hour to more than 600 miles an hour. It’ll open up so many new use cases for our connected lives. And not only will it be crazy fast, it’ll be crazy fast for almost everyone. We’ll cover 9 in 10 people in this country with at least 100 Mbps.

Think about that. More than 90 percent of Americans with 100 Mbps. That means these speeds won’t just be in major cities. They’ll be in towns and rural areas all across America. All that capacity means that, as the New T-Mobile, we can create new competition in home broadband as well – one of the most un-competitive industries in existence.

And it means rural America will finally have meaningful coverage. Our business plan is built on covering 90 percent of rural Americans with great service and it’s about time. And the best part? The New T-Mobile will have so much capacity, and at lower cost to us, that we’ll be able to deliver our services with lower prices than ever, which you’ll start to see in today’s news.

We’ve made concrete commitments to keep prices steady, or even lower, as we develop 5G. And after that, we’ve built an entire business plan on competing on price with this incredible high capacity, lower-cost network. In fact, all three of today’s announcements today are made possible by one single thing: Massive Network Capacity. We plan to put it to work to make a real difference. To change wireless with 5G for Good.

Today’s moves are focused on areas where fast, reliable service can change lives for the most deserving and underserved among us. And to start things off, who is more deserving than the nations’ first responders?

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John Legere, CEO:

Our communities face problems today we couldn’t even imagine 10 years ago. Natural disasters in greater and greater frequency. An opioid crisis that seems out of control. And increasing gun violence in once-safe places. First responders see it all. They fight it all. They help us all. First responders are under more pressure than ever before.

With the 5G network New T-Mobile will create, we can do our part to help and say thanks. That’s why today, I’m proud to announce our Connecting Heroes Initiative – a new 10-year commitment to give free 5G service from the New T-Mobile to our local heroes.

We’re talking about connecting every public and non-profit state and local, police, fire and EMS agency and every one of their first responders, with unlimited talk, text and smartphone data with the highest network priority. If all agencies sign up, it’s an estimated 7.7 billion dollars back in their budgets over 10 years.

Money that can help close the budget shortfall they face year, after year, after year. Money they can put towards extra pay, life-saving tools, and better support for these heroes, all as a result of the tremendous network capacity we can unleash with the New T-Mobile after the merger closes. That is what we mean when we talk about using 5G for Good.

First responders could have chosen to do anything. But they chose to keep us safe. So this is one way we can say ‘thank you for your service.’

Mike Sievert, President & COO:

This is the kind of difference this new combined company can make in the world. And while our Connecting Heroes initiative launches with New T-Mobile next year, today every public and non-profit state, county or city law enforcement, fire or EMS organization that’s interested, can get on the list at t-mobile.com/ConnectingHeroes.

Our team will start working with you on a first come, first served basis, to make sure we’re ready to light things up soon after the creation of the New T-Mobile. So please go sign up. And that’s just the first multi-billion-dollar investment we’ve got to announce today.

The second part of 5G for Good takes on a massive pain point with an equally massive solution. You know, there are 35 million households in this country with children. And of those, about 15 percent have no home internet. So kids in those households can’t do their homework online. Or work on group projects, email teachers, or even keep tabs on their grades. Over time, that lack of access adds up.

Kids without home internet score significantly lower on math, science and reading tests. It’s called the Homework Gap. And it affects millions of kids in this country, through no fault of their own, just because they live in a family that can’t afford it or live in a rural community without reliable internet. It’s a huge issue – and only getting more important in part because there’s no effective competition for home broadband.

Almost half – 45 percent – of households have no choice, that means one or even zero options for high-speed home Internet over 100Mbps. And that means affordable home internet is simply out of reach for society’s most vulnerable, and in a time when full participation in the digital economy requires it.

Listen, corporations and non-profits and governmental bodies far and wide have tried to chip away at the Homework Gap. We even have our own effort, as does Sprint – and together we’ve helped over half a million kids get connected. Which is great, but it’s not enough. Our goal should be plain and simple – to connect every single child.

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John Legere, CEO:

Today I’m honored to announce Project 10 Million. A program that will connect 10 million households over five years for free. This is a 10-billion-dollar commitment from the New T-Mobile. That’s the opportunity in front of us, to connect every single child. Equality of opportunity is one of the most talked about issues in our society today.

And education is supposed to be the great leveler in America. If you work hard, you can get ahead. Yet, these kids can’t. They fall behind just because they can’t get online to do the assignment. It’s not right. It’s not fair. And it’s not OK. And we’re going to do something about it.

With the scale and incredible network capacity of the New T-Mobile, we can do more than just chip away at this problem. We can end the homework gap, so that every single child is connected. We plan to use the tremendous capacity of the New T-Mobile to connect every child. Now, I want you to understand the scale of what we’re announcing.

There are only 125 million households total in this country and only 35 million with kids. We’ll reach nearly one third of households with kids with Project 10 Million. More than enough to ensure every child is connected. An unprecedented effort at an unprecedented scale. We’re not just chipping away at this problem, we’re pulling out the frickin’ sledgehammer. Because we believe where you live shouldn’t determine where you go in life. And your family’s income shouldn’t determine your outcome.

Mike Sievert, President & COO:

Project 10 Million includes completely free service. 100 gigs per year, which is more than enough to cover all the year’s homework and then some. Plus it includes free mobile Wi-Fi hotspots, and a choice of several tablets or laptops available at our cost. For 10 million households. And once it’s activated, it’s theirs. They keep getting access for five years free of charge. And imagine what else this could mean for those families. They’ll have access to online training programs and community networks, job postings and government resources that can be life changing. Access to the Internet means access to opportunity. And the New T-Mobile will open that door for millions.

John Legere, CEO:

I love the impact we can have as the New T-Mobile, the kinds of massive pain points we can solve, the kind of good we can do. Again, that is what we mean by using 5G for Good. Listen, with this merger, there are still people who have raised questions, as we said earlier. Because they’re looking out for consumers. They want more innovation, stronger competition, and lower prices. Well, we agree! We want the same things! And we intend to deliver them.

So, we’re going to give you another example of what we mean by that. Frankly, we’d love to keep this a secret and surprise the hell out of AT&T and Verizon and Comcast and Charter after we launch the New T-Mobile, but people understandably want to know what increased competition and lower prices really looks like.

So today, we’ll show you. We’re announcing a big step we will make with the New T-Mobile to foster competition, drive down prices and totally transform the status quo in wireless. Today, we’re announcing T-Mobile Connect – our lowest prices ever with the New T-Mobile. We’ll slash the price of our lowest cost plan in half. It’s just 15 dollars a month for unlimited talk and text, and two gigabytes of high-speed data. Fifteen dollars. One-five!

Customers will save at least 180 dollars every year. To a low-income family, that can leave room in the budget for school supplies, gas in the tank, car repairs, clothing and more.

Mike Sievert, President & COO:

This is going to help so many families who struggle to make ends meet, so they can get connected and stay connected. And we’re committing that slashed price will stay slashed, for at least five years. Not only that, T-Mobile Connect is the first wireless plan that automatically gets bigger and better every year. Because we’ll introduce something totally new – the Annual Data Upgrade.

We know people use more data every year. So with T-Mobile Connect, you pay the same, but you get an additional 500 megabytes of high-speed data per month every year, for at least five years, automatically.

In other words, the plan that launches with two gigs per month will automatically give you two point five gigs per month the next year. Three gigs per month the following year. After five years, you’ll still pay just 15 dollars a month, but now you’re getting more than twice the high-speed data. And if you’ve got a 5G phone, you can access 5G, too. It’s included at no extra charge. 15 dollars for 5G. This will be the most affordable plan we’ve ever offered, and it’s designed specifically to help people who are under the most financial pressure.

But of course, anyone and everyone will be able to get it. No special qualifications are required. Listen, a pricing move this aggressive is going to completely change the wireless game. The other guys will be forced to respond. And that’s going to drive down prices for everyone. It is no wonder AT&T and big cable oppose this merger. This is what more competition is all about!

***

Sarah Krouse – The Wall Street Journal:

Do you have any assurances from the states pleading the lawsuit that this package will, you know, meaningfully assuage their concerns and make that case go away?

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John Legere, CEO:

Obviously, we don’t, or there would be a settlement taking place. There’s so many things going on at the same time. So, for those that are listening, obviously, we have been preparing for the New T-Mobile and thinking about the things that we want to do, and it’s right around the corner, so we figured we’d get going and start announcing them. At the same time, we’re prepared for litigation on December 9 with the states who have taken action to block the deal. It’s also important to note that we do have FCC and DOJ approval, two federal agencies that are in charge of reviewing these.

And in that process, by the way, we made some wonderful commitments that are great for people to review; commitments associated with how much we will spend building out our 5G network, how much of the country we will cover with 5G, how much of rural America we will cover, how much in-home broadband marketing we will do and what period of time, how we’re going to position DISH as a competitor with the Sprint prepaid brands and the low-band spectrum and the transition services and MVNO.

And then we started to – by the way, I should point out that the action taken by the states was unprecedented in one way. They took it before the federal agencies had ruled, but that’s their right. We’ve been meeting with many, many states, including New York, where we are today, and hearing what’s important for them. We happen to have had a number of states pull out of the suit. And what’s important to these states is exactly the things that we’re talking about, very important, they want to know what’s going to happen to jobs, what’s going to happen to prices, what’s going to happen to competition, what are you going to build in my state, what’s going to happen to low income.

So indirectly, I would say, these answers are all part of the things that are critical to them. And I will tell you that I did send a letter this morning to various Attorneys General, including Attorney General James in New York, saying, hey, here’s some other things that are going on that might be pertinent. And I really do hope as a byproduct of this that Americans, consumers will start thinking about what is it that’s coming with New T-Mobile, what is it that’s going to happen, think about these first responders, think about what’s happening with the education gap, and look at all these things and look at the commitments that we have made. And I think together, either through a settlement or through a very successful trial, the New T-Mobile is coming, and this is a good statement as to what we’re going to be about. Thank you for the question. Operator?

Operator:

Thank you. We’ll take our next question from Eli Blumenthal of CNET.

Eli Blumenthal – CNET:

Good morning, everybody. So, obviously, a lot of what you talked about today is contingent on the Sprint merger. Will we see any of the initiatives, for the first responders, low income, et cetera, happen if this merger doesn’t go through? Is this an all or nothing type of, I guess, announcement?

John Legere, CEO:

Yeah. Let’s – Mike, do you want to start?

Mike Sievert, President & COO:

I’d say, absolutely, everything we announced today is dependent on the massive capacity expansion that comes from the New T-Mobile. Everything we announced today, though, is also consistent with the values of our company, the values of the company we have today. As examples as we mentioned a little earlier in the broadcast, we have initiatives in these areas at smaller scales. In fact, we announced a couple of weeks ago a stand-alone T-Mobile initiative for first responders we’re very proud of with half-off pricing. We have initiatives in the education space called EmpowerED. But they’re nothing compared to what we can do at a greater scale once we have the synergies and the combined network capacity of this new company, and that’s really what we were announcing today, our values, our supercharged Un-carrier ideals taken to the next level by the capabilities of this merger.

John Legere, CEO:

Right. Eli, this isn’t – we don’t want this to sound like a threat. What’s happening, and we’ve said it a few times, we’ve said it in the video, is putting this company and these networks together, 1 plus 1 equals 14. It truly does. There’s $60 billion that we’ll be investing in our network and 5G capabilities. We will have 14 times the capacity of the current stand-alone T-Mobile. Now, what we’re also demonstrating is with that capacity, we’re going to do things for good and we’re going to do things for competition and we’re going to supercharge the Un-carrier.

So it’s not that we’re saying we won’t. We couldn’t, nobody could. But there’s magic in putting these two networks together, and that’s why this is critically important. And I wanted to make sure everybody could see right when it comes together what we’re going to do, and I think you have to admit these three programs together tell you quite a bit about who the New T-Mobile is going to be and how the game is going to play.

Mike Sievert, President & COO:

Next question.

Operator:

Thank you. We’ll take our next question from Ed Baig of USA Today.

Mike Sievert, President & COO:

Hi, Ed.

Ed Baig – USA TODAY:

Good morning. How are you doing? Obviously, proof is in the pudding with details on some of this. So can you give us some indication of how someone, particularly on the homework gap plan, would qualify? It’s for low income people I gather. What’s sort of the threshold there?

Mike Sievert, President & COO:

Yeah, absolutely. Matt, do you want to kick it off?

John Legere, CEO:

But I did want to start by clarifying, because there was a question, Ed, that USA TODAY reporters are not seen as first responders. I just wanted to make that clear.

Matt Staneff, Executive Vice President & CMO:

Hi, Ed. Thanks for the question. Let me first start and talk a little bit about this homework gap initiative. There’s 35 million households in the US with kids in school. This is K-12. 15% of those don’t have access to the Internet right now. That’s the first piece of this program. This is really about bridging this homework gap and going after families that can’t afford the access they need to get online. 7 out of 10 teachers assign homework online. The kids get left behind if they don’t have access to this.

So what we’re going to do with this program – and again, other companies are making efforts in this area and what’s great about what we can do with New T-Mobile is we’re fully funded and we’re fully able to solve this for all of them. We’ve got 10 million – that’s why it’s called the Project 10 Million – is over the next five years, we’re going to solve this problem for everybody. We’re looking at the intersection of families without Internet at home that have income issues with being able to access that and allowing them free opportunity for service for this.

What we want to do is we also want to do it right. So we’re going to go reach out to the local communities, the states, and design the criteria to get enrollment to this program. So, it’s easy and seamless, and this is the way we do everything at T-Mobile. So, we haven’t solved everything yet, partly because we want to make sure we do it right and we can really take this problem on, and completely in the homework gap with this initiative.

Mike Sievert, President & COO:

And, Matt, a couple of things we have decided. First of all, the 10 million units will be allocated to each state on a population basis, so percent of total national population. So that’s the starting point for each state, out of the 10 million units. And then, as you were saying, we’re going to allocate them based on some simple principles. They’re for families with children and that are school aged, that there are families that don’t meet a certain income threshold, and you under-connected. And so those are the principles and we’re going to work with local organizations to figure out the best way to allocate it based on those principles.

John Legere, CEO:

Yeah. It’s I should say, obviously, we have spent so much time in the last 18 months talking with various legislators and states about this deal. And this is an example of one where, when we’ve spoken to several Attorneys General about this idea, when people think there’s a got you, they’ say, okay, well, how are you going to do that? Our real answer is, you tell us. What we want to do is we want to work with you for you to tell us where are – we know who needs it. You show us where they are and we’ll jointly figure out a way to get this in their hand.

But this truly is exactly what it sounds like. This is an attempt to take the significant capacity and power of the New T-Mobile network and solve the homework gap. And for me, it gives me chills, because we really can do it. And so together we’re going to find out exactly how to do it, but the end result is going to be children who will be connected and able to do their assignments and succeed that they couldn’t before. And for me, that’s one of the most exciting things I’ve ever been a part of.

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David Shepardson – Thomson Reuters:

Thanks for having the call, guys, and the presentation. Your merger agreement expired, I think, at Friday night. Is there any consideration by T-Mobile to renegotiate the deal or seek a lower price for Sprint?

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John Legere, CEO:

Yeah. Thanks, David, for the question. Yeah, there’s been a lot of misunderstanding about that. Just clarify a few points on that. So the business combination arrangement, the BCA, had in it something called the longstop date, and it was a point which was 18 months in November 1. And it didn’t stop the partnership or the moving forward of the business combination arrangement. What it did is that was the date after which either party had a unilateral right to walk away from the deal.

Now, it’s sort of like going month to month on your rent. There’s no more lease. You continue to move forward as we do with great partners. But if you’re going to extend it to another date, you need to take action and amend the BCA. So what I can say is, yes, we are having discussions as partners about whether and how long we move forward the date. And I would say that in a period in which we are full together moving forward to get this deal approved, and what if any items should be agreed between the parties in exchange for agreeing to extend those terms.

So, yes, we are having conversations and discussions. But be clear, the business combination arrangement, everything is moving forward 100% and we’re discussing how to set a new longstop date and what those terms would be. So, I hope that’s helpful.

David Shepardson – Thomson Reuters:

John, would that include potentially renegotiating the price, the valuation?

John Legere, CEO:

Yeah. I’m not going to get into the actual terms. But the question is, okay, so November 1 came and went, and if we need a certain amount of time to lock each other into a date, what are the things that are important to each of us. And they can be value, they can be how do you handle things that have happened that need to possibly be indemnified, how do you agree on future things that you will share in order to settle the deal, et cetera. So, it’s a broad array of things, very partnership-oriented. And as soon as we have light of day on that, I’m sure we’ll put that out. And it shouldn’t be too far out in the future, but it’s a positive conversation and it could include any of the things that you’re talking about.

David Shepardson – Thomson Reuters:

Oh, thanks. Just briefly, you guys have made a lot of commitments. Obviously, the homework gap, much lower prices for first responders, and so on. What do you think – is there anything you could do to satisfy the AGs at this point? Would it be a longer commitment in terms of the years before you could be allowed to raise prices? I mean, is there something specific the AGs want that you think you could give them to head off this legal challenge?

John Legere, CEO:

First of all – and thank you for that – we have made a tremendous amount of commitment. And I think it’s important now, not just for people in the governmental process, but for Americans to sit down and say, okay, what’s this all about, what does it mean. And if my state proceeds with this and they quote win, what do they get? And if we settle or if we lose, what happens? Well, listen, $60 billion to build the 5G network that no country on earth has will not happen. We’ve committed by year to the penetration points on 5G, rural coverage, competition in in-home broadband, pricing protections, along with these new items, we’ve done great, great lengths to position DISH as a very formidable competitor, who will have a tremendous start on being a big player and a best of best MVNO.

So if you compare all those things too – Sprint, who is struggling, I think that’s not being disrespectful to our partner, but very clearly, DISH has a head start and a set of commitments that will make them a much more formidable competitor than Sprint is or can be in the short-term and a New T-Mobile. And the combination of those two continuing, as you saw today, to make AT&T and Verizon wake up and perform. So I think that’s the right portfolio.

In talking with the states, I know what they’re concerned about, and I just covered answers to all of them. So there’s a win here for everybody and I’m hoping that the package is here. I would also say we’re still having discussions. And if I missed anything, just let me know, because I think this is too important for this country and too important for Americans to let this go on much further. But thank you for the question. That’s the conversation. And if there is more, we’re ready to consider it.

Mike Sievert, President & COO:

And, John, do you think – how about if we go to the – operator, we’ll go to the Twitter feed for a couple minutes and take a couple...

John Legere, CEO:

Okay.

Mike Sievert, President & COO:

...from the feed. I have a screen with some of the questions coming in. Tiffany Jones, @tiffanyjones will T-Mobile Connect be available as an option for anybody or just low income families?

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Jon Freier, Executive Vice President, Consumer Markets:

Yeah, you bet. So, Tiffany, the short answer is, it’s available for anyone. It’s not just for low income families, but it’s available for anyone. And like Mike said just a few moments ago, when you contrast this launch next to what Verizon did, so Verizon earlier this year announced some portions of some areas of two cities for 5G, and there was a $10 price increase with that. What we’re announcing today is 5G nationwide in stand-alone T-Mobile, and of course, a deeper, broader, high capacity network with the New T-Mobile for just $15 a month; and that’s 50% off from our lowest price plan that we have today.

So, for families that are struggling to figure out how to – hey, do I have access to the Internet, or do I have food on the table? Do I have clothes for my children? Do I have school supplies for my children? Or do I have access for the Internet? The New T-Mobile is not going to put families in that position of having to make those tradeoffs. The answer is yes. And so for $15 a month. And then, of course, with the annual data upgrade, another 500 megabytes per year in terms of increase in that plan, but it’s available for not only folks with economic disadvantages, but it’s available for anyone and everyone in this country.

***

John Legere, CEO:

And I think, let’s – again, let’s – what is it that this demonstrates? Is there going to be competition in the low-end of the market? Are those that need the service the most going to be able to afford it? I think we’ve checked that box. And you know, when T-Mobile does this, you know people are going to follow. That’s how it happens. That’s what we do as the Un-carrier. So we’re making a big statement in an area that is of great importance to many, many constituents. And I love it.

***

Diana Goovaerts – Mobile World Live:

Hey, guys. Thanks for taking the question. I also asked this on Twitter, but I was wondering if you could talk a little bit more about the Connecting Heroes program. Obviously, AT&T is kind of really involved in the space in terms of FirstNet. So, are you positioning this as a sort of FirstNet competitor or is this more of just kind of an individual benefit for first responders? And if it is the FirstNet competitor, can you talk about how you’re going to ensure reliability on the 5G network? Thank you.

John Legere, CEO:

Okay.

Mike Sievert, President & COO:

I can start. No, it’s not a FirstNet competitor. It’s an AT&T competitor. We applaud FirstNet and the initiative behind it. But the bottom line is AT&T won that bid and they’re planning to monetize our first responder community by overcharging them. And our view is the New T-Mobile brings competition to everybody, and that means bringing competition in this space to AT&T. And our thought is with the values of our company, somebody has to address this budget gap that first responders have. We can because of the massive capacity of this new company, so we will.

Mike Katz, Executive Vice-President, T-Mobile for Business:

Yeah. And the fact is over 75% of first responder agencies report that they have a budget shortfall and oftentimes, way too often, we hear that that causes a trade-off on critical lifesaving equipment or wireless. And many, many agencies we talk to, unfortunately, have to make that trade-off, not provide wireless to people in our community that can least afford not to have it. These are the heroes in our community that are oftentimes first on the scene when there’s a disaster. And too many of these agencies don’t have wireless, and that’s exactly what this initiative is going after. If all agencies take it up, it allows us to put over $7 billion back into the budgets of agencies that they can spend on other lifesaving equipment.

Mike Sievert, President & COO:

And for all of us, this is the most important connection in our lives, right, our own connection’s important. But when lives are on the line, the connections for our first responders are even more important.

John Legere, CEO:

But there is a message here, let’s remind ourselves what the Un-carrier is, what the Un-carrier does. We solve pain points. We cause disruption. We try to get others to do what we do, so 100% we urge AT&T to give free service to first responders. We urge Verizon to give free service to first responders. I’m not sure that was the FirstNet business plan. I will point out that the New T-Mobile, if you’re thinking about this financially, the $43 billion with the synergies that are going to help fund the build of this network and create this gigantic capacity and the economics that we’ve outlined to the market, they are fully intact.

So, AT&T, I agree, first responders should be treated as heroes. So we’re not trying to copy you. We’re trying to give you a better example of what to do with your new found capabilities with a section of customers that really need your help. And if not, they know where they can come and we are going to love having them here. Okay. Did you...

Diana Goovaerts – Mobile World Live:

Okay.

John Legere, CEO:

Yes. Go ahead.

Diana Goovaerts – Mobile World Live:

Sorry. Could you just address the reliability question then, since 5G is kind of a new technology? I mean, I think reliability, especially for first responders, is a huge question.

Mike Sievert, President & COO:

Well, it goes back to the same issue. This new company with its $43 billion in synergies is going to allow an unprecedented investment in our network. Neville talked about some of those initiatives. Neville’s actions are backed by a $60 billion budget over the next few years, that’s incredible. So, we’ll be spending it on capacity, but of course, we’ll be spending it on those kinds of initiatives as well, because these connections are so important.

So, hardening the network, making it increasingly reliable over the years, those continue to be priorities for ours. We’ve done a nice job in that area, but there’s so much more we can do. This new company has the financial resources to get it done.

John Legere, CEO:

Yeah, let’s keep in mind – I know that’s not what this call is totally about, but with the work that Neville has done already in what others are calling 5GE, or advanced 4G LTE, we cover the same blanket footprint of the other players. We cover the entire country, right? We have a satisfaction rate on our network that is very high. Now, when you move forward with the $60 billion of network investment in the creation of the 5G, the New T-Mobile is the only company, by the way, anywhere on earth that has a coherent, full strategy to build a ubiquitous low-, mid-, and high-band 5G network, right?

So we’ve got the synergies and the capital, the commitments that we’ve made to the FCC to make this a blanket set of capabilities. And AT&T and Verizon absolutely do not have a full 5G strategy. I don’t think they ever plan to, but now they’re going to be forced to. So I think that’s a secondary piece of this. So I will put our current network and our 5G plan as the most important reason why first responders should be with T-Mobile.

Mike Sievert, President & COO:

And back on Twitter, Jon Shutts asks, are first responder organizations eligible if they currently don’t have a budget for a phone plan? Thinking of volunteer organizations that currently don’t have funds to support phones.

Mike Katz, Executive Vice-President, T-Mobile for Business:

Yeah, I mean, absolutely. I mean, this is exactly the use case that this program was designed for. And, unfortunately, like I said before, too many agencies find themselves in that position, and that’s exactly what this initiative is looking to address.

John Legere, CEO:

Yeah. We want to make sure we stick with it, because that is – I love these questions because you have some groups who clearly are the first responders that are saving people every day, and yes, even if you didn’t have a budget for it, this is for you. If you’re a first responder organization who has a very small budget, you can save that portion of your budget by getting this capability. And we will be so proud for you to reallocate that to other lifesaving requirements within your organization. And it’s most, most important in what you’re talking about, a small, local organization that needs help. So, again, we’re very proud of this. This is going to be one of those things that the more you peel it back, the better it’s going to sound, because it’s real and it’s a big commitment. It’s something we’re very proud of.

Okay, operator.

Operator:

Thank you. We’ll take our next question from Philip Michaels of Tom’s Guide.

Philip Michaels – Tom’s Guide:

Yeah, I just wanted to clarify the T-Mobile Connect data plan, that goes into effect once the New T-Mobile is created and once the merger goes through, correct?

Jon Freier, Executive Vice President, Consumer Markets:

That’s correct.

Mike Sievert, President & COO:

That’s right. In fact, we’re getting a lot of questions...

John Legere, CEO:

And we could get all that done pretty fast here. If we get the right few people together, little conversations, little paper work, we can get this going fast, first responder, the whole deal, I’m ready.

Mike Sievert, President & COO:

And, Philip, we’re getting a lot of the same kinds of questions online as well about availability. All these things are things we’re targeting to come out with as soon as we possibly can after the close of the merger. Our teams are working hard on them right now, as we’ve talked to you about. But this is one that we can hit with right away. We know how to do this. This is something that we can come right out of the gates and tackle.

And as John said earlier, we wanted to keep this a surprise. We’ve been planning to do this. We’ve been talking about bringing a level of competition, especially for people who have affordability challenges in this sector. We wanted to bring a level of competition to AT&T and Verizon they’ve never seen, and we wanted to surprise them. But circumstances just made it right that it’s time for us to start talking about what we plan to do anyway. So we’ll hit right out of the gates with that one.

John Legere, CEO:

Listen, I feel compelled, I want to make sure, and I was open and glad to have the discussion. But if you think that this is a settlement announcement, it’s not. We are this close to the New T-Mobile. If we go to trial in December 9, we’re going to win. The new company is here and we’re just anxious to put it out there. Now, on the other hand, the reason I’ve been open to having the conversation with you about potentially settling is because the things that the states want are the exact same things that we want. And if we can violently agree and get things done, I’m wide open to it, whatever anybody needs to do to feel like they won, I just want to get this New T-Mobile off and start helping this country in ways that I think will be amazing. Okay. Operator?

Operator:

Thank you. We’ll take our next question from Bryan Koenig of Law360.

Bryan Koenig – Law360:

Good morning. Obviously you managed to cut deals with the states as part of the coalition suing to block the merger. Wondering if you expect to cut any more of those deals. And what it is exactly that you’re offering and does it vary by state? Obviously, with Mississippi, that deal looked very similar to the commitment that has already been made on the national level, so wondering what the difference was and what the calculations are going forward as you talk to other states and potentially cut other deals.

John Legere, CEO:

Yeah. Again, thank you for that. We have come to a lot of deals, a lot of agreements, few small ones, the FCC and the Department of Justice, 18 of 19 state PUC’s. By the way, we have 19 states governors, Attorneys General, et cetera, who support the transaction, and now we are discussing with the litigant parties, those that are involved. And frankly, we’re not disclosing settlement items here, but they’re exactly the things that you would expect, which is, hey, in my state what’s going to happen. What’s going to happen to competition? Will you build out in my state? Will we really get 5G? Will rural coverage go up? Will there be in-home broadband? What’s going to happen to jobs? What’s going to happen to pricing?

And in general we are able to turn around and reach for the commitments that we’ve made to the federal agencies. And then look at them and say, okay, well, let’s talk about a few things, in your state here’s the things that are going to happen because of this, and by the way, we’re willing to let you have enforcement capability over that, because we’re not fooling around. This is what we’re going to do. We’ll agree. We’ll commit. This is what’s going to happen to your state. And then we step back, and we move on.

But in general when you so violently agree, it’s easy. Now, each state has slightly different questions, and the hardest one over time is for them to feel comfortable that there’s sufficient competition, right; and that comes in many forms. That comes in understanding what DISH is going to do, understanding the situation Sprint is going to be in, understanding what the New T-Mobile is all about, and that’s a lot of the things that we’re talking about here today.

I will tell you that we’re in New York. New York is a great example. The things that the New T-Mobile are going to do in this state for the citizens of New York, we’ve already announced a major new Customer Experience Center outside of Rochester in New York. We’re looking at a potential additional site in Long Island. These are big job creating sites. We’ve made commitments to the state about job protections, we’ve made commitments here about build-out, what we’re going to do; and certainly, all of what you’re talking about here today, will accrete heavily to the citizens here of New York.

So, I would say, the ledger of what happens in New York in wireless for consumers, if the New T-Mobile is created or if a settlement is reached, is here. I think what I can’t lay out for you is, what’s the other, what happens if there is no DISH, there is no New T-Mobile, there is no 14 times capacity. AT&T and Verizon are left to their cushy duopoly that they love, and the cable companies continue to balance their whole business by gouging broadband, because they don’t have enough competition. That’s the analysis. To me, it’s pretty clear.

I don’t know if you found that helpful, but I did. Okay. You want to take this one Mike.

Mike Sievert, President & COO:

It’s online. How quickly will T-Mobile customers get access to Sprint towers and will both sets of towers be available to T-Mobile MVNOs? It’s really not about sets of towers. It’s about taking all those assets and creating one combined network using the assets of both companies, and that’s what allows it to unlock all that capacity. It’s not taking one plus one and making both available. It’s taking the resources of the two and creating something truly great, because of how the resources of the company just happen to be so complementary.

So it happened – the benefits start to roll in right away. It’s about a three-year process before the kinds of numbers we’ve talked about are fully delivered, and five or six before the end state. But the benefits start to roll in for customers right away.

***

Operator:

Thank you. We’ll take our next question from Nabila Ahmed of Bloomberg.

Nabila Ahmed – Bloomberg News:

Hi. Thanks for taking my question. Look, I was just wondering if you could give us a bit of color on the discussions around the extension of the merger agreement and the possibility that deal terms including price might be renegotiated. I mean, obviously, Sprint has continued to deteriorate.

John Legere, CEO:

Yeah, no. Couple things, and I think I’ve gone a little bit further today than I had recently to just acknowledge and make sure you understand that the longstop date is the item that has expired. We as partners are constantly looking at the partnership. It’s better than ever. We’re 100% focused on getting this deal done and we are discussing one of the ways through which we would agree together to extend the longstop date to a certain time that will give us enough period of time to get this deal done. And, obviously, there’s many ways to do that and it could be any of the ones that you’re talking about.

But it’s not a hostile conversation. It’s an active one. So I’d rather just let that set and we’ll announce or not, because remember, nothing happens, right? The process goes forward. You just have two parties who have a unilateral right to walk. I don’t see either party wanting to do that. But there’s good certainty for a number of reasons in any publicly traded company of having a clear extension of that period. So we got a number of items that we are talking about and I’ll be glad to share that as soon as it’s finalized.

Nabila Ahmed – Bloomberg News:

Is there a timeframe that you’re targeting for the end of the discussion?

John Legere, CEO:

Hopefully as close to when it ended on November 1 is possible.

Nabila Ahmed – Bloomberg News:

And if you can indulge me for one more. I wanted to ask you about the discussions that you might have had with the states. Could you talk a little bit about the efforts that you have made towards like getting them to the table to talk about a settlement?

John Legere, CEO:

Well, of course, there’s quite a few. And I would say that almost across the board the Attorneys General themselves have been very open and we’ve had very frank discussions. They’ve been very clear about their concerns and we’ve had many follow-up conversations. And we – as I’m disclosing, I don’t think it’s a secret, we have made settlement proposals as ways to continue those conversations. There’s not a one of the Attorneys General, including the two major ones in New York and California, who have said other than we’re interested and open to continuing have discussions. They have a job to do. They need to understand the potentials associated with competition, the impacts on the marketplace. But I think what you can see, the portfolio of what we’ve done is clearly, I believe, heavily answering any questions that you would have, especially as it relates to the benefits in the interest of consumers in each of the states.

A trial is set for December 9. I just continue to say, we are extremely confident in our case. And so, it’s a matter of one way or the other this New T-Mobile is coming forward. But the conversations with the Attorneys General have not been hostile. They have a job to do and we tend to vehemently agree on the questions. And then, it’s just a matter of giving them the things that are required for them to feel that those questions have been answered. Okay, operator.

Operator:

Thank you. We’ll take our next question from Paul Kirby of TR Daily.

Paul Kirby – TR Daily:

I’ve a couple questions. One is, you talked about in the first responder plan, they’ll be given the highest priority. Of course, AT&T has priority access and preemption as part of their offering for FirstNet, and Verizon does as well. Are you committing to that? And is there any limit at all in the data that first responder could use that would be capped in anyway or it would all be free?

Mike Katz, Executive Vice-President, T-Mobile for Business:

Yeah. Thanks, Paul. Those are great questions. So WPS is available today and it will continue to be available on the new plan. And on data for these plans for our first responders, there is no cap. There is no throttling there is, there is no de-prioritization. They will have the highest priority on our network, because I think we can all agree that if anybody needs to stay connected, it’s this group of first responders.

Paul Kirby – TR Daily:

So WPS is for voice, so I’m asking about data. Verizon and AT&T offer preemption and priority access to public safety for data. So you’re offering that as part of your offering to first responders?

Mike Katz, Executive Vice-President, T-Mobile for Business:

So data will have the highest priority on our network with no throttling and no limits. Preemption is available across all three carriers.

Paul Kirby – TR Daily:

So you are offering preemption to them as well, is that correct?

Mike Katz, Executive Vice-President, T-Mobile for Business:

Correct.

Paul Kirby – TR Daily:

And then the other question I have is, you both talked about 14 times capacity. I think when you first announced the merger, you said 8 times. And you talked about $60 billion in spending on 5G. When you first announced the merger you said $40 billion. So why the change?

John Legere, CEO:

Oh, thank you for the potential got you questions. Yeah, those were all logical questions. The $40 billion was an overall cap ex spend for three years, $60 billion is a network spend over six years. So they’re both numbers that we have committed to. Right now we’re speaking more pertinently about the spend on the 5G network capability and network, which is $60 billion. And the 8 times, 14 times, it’s relative to the capacity versus whether it’s the stand-alone T-Mobile or the two stand-alone companies, et cetera. So I can give it to you every which way what it is, is it’s a ****load more capacity than any version you want to have. But if you’d like follow up on those, since I’ve had to testify in the Senate and Congress and use both of those, I can guarantee you that they all make sense. But that’s generally what they are. Does that make sense?

***

Walt Piecyk – LightShed Partners:

Just a question on the $15 plan and just to get a sense of kind of the impact to your existing base, you’ve got Boost customers that potentially are low usage. What’s the mix of your overall base prepaid and postpaid that you think currently use 2 GB or less, and 5 GB and less I guess.

Mike Sievert, President & COO:

Yeah, Walt, I’m not going to unpack it for you in detail, but I can tell you couple things. One is, this is going to be a plan that everybody qualifies for. We’re going to be launching it on the flagship T-Mobile brand, anybody can qualify for it. There are no conditions or restrictions. It’s not an income qualified plan or anything like that. So that’s how we do it at the Un-carrier. And by the way, although we haven’t talked about it a lot, there are two plans that we’re launching.

The 2 GB plan for $15, which is half off, as we’ve been saying, our previous lowest price for a plan with talk, text, and data at 2 GB or any gigs, as well as a $25 plan with 5 GB, which to your point, is a very mainstream usage scenario that again is still lower than our previous lowest price. So mainstream 5 GB at a lower price, $25, than we’ve ever offered talk, text, and data for. It’s pretty amazing. And then with the annual data upgrade, both of those move each year. So in the second year, there’s a 0.5-GB more per month on each of those two plans. So taken together, that’s the T-Mobile Connect initiative and it’s a mainstream offering.

Now I will say, and I want to be really clear about this, that these plans are factored into the business models that we’ve presented to you. And so when we talked about the New T-Mobile last year and the long-term aspirations for cash flow generation, for revenues, for EBITDA, for the margins of the business, these kinds of initiatives were contemplated. What we’re doing today is we’re pre-disclosing them. So there’s no change to our synergies nor to our long-term aspirations and financial outlooks that we’ve previously talked about.

Walt Piecyk – LightShed Partners:

Got it. So in Roger’s article, where you talked about this like $7 billion cost on – or I guess you didn’t phrase it as a cost, but you said benefit to public safety. And again, the rate plans you just outlined compare like $35 for 3 GB at Boost, obviously, less than what the cable operators are even charging. So is the theory here that in terms of why it doesn’t impact your previously stated guidance and outlook is that you’re just going to get so many customers from cable and other guys based on these rate plans relative to potentially a rerate, so there’s no difference in revenue or EBITDA, is that the kind of logic behind this?

Mike Sievert, President & COO:

Well, a couple things. First of all, yes, there is some logic like that. Obviously, we’re doing these things to demonstrate what the network is capable of, 5G for good, to reinforce our values. But when we do that, we’ve learned that our brand grows and people become more attracted to our brand. We’ve had plenty of experience now across seven years of what it’s like to do initiatives that are good, and that also draw attention to our brand. And as we’ve grown more confident in that, we’ve been able to forecast the effects of that. So we think this is going to be very powerful. Customers in general are going to be attracted to a company that’s values driven like this and there’s a factor in there. But separately within these communities, this is just a chance for us to go do something really powerful and we have the capacity, and so why shouldn’t we allocate some of it to something this significant?

***

John Legere, CEO:

I’m going to do one on Twitter, I’m going to do one on the phone, and then we’re going to have wrap up. But Ed Oswald has a question that I think we can answer quickly unless we let Neville answer it, then we’ll be here till Tuesday. While we’re talking about capacity a lot here with the merger, can Neville provide some kind of timeline as to the goals on speed as we move through 2020 and beyond with 5G. What speeds can consumers expect in the near-, mid- and long-term? Neville?

Neville Ray, Executive Vice President & CTO:

Yeah. So super quick. So we’ve talked about with the 5G foundational layer we’re rolling out this year, so folks will start to see speeds on LTE double in most areas. Peaks will be certainly improved to moving north of – into the 100 Mbps range especially in the early rollouts. If you look at the kind of five-year program of network build, obviously we’re looking to bring as much benefit as we can early in the program, completing our 600 rollout, and then as fast as we can rolling out the 2.5 GHz spectrum for 5G across a large and material site base. So that’s very front ended in the plan and that will certainly drive an early rise in speeds.

The speeds that John and Mike talked about will be perfected over the time of the program, but we’ll see hundreds of megabit averages in the early running. And to give you a quick flavor of how ready we are, we literally have thousands of T-Mobile sites ready today, as soon as we have the approval, whereby we can start deploying 2.5 GHz spectrum for 5G and start building out this layer cake, on top of the low-band that we’ve already laid down in those areas. So we’re ready to run, we’re waiting for the okay, and as soon as we have it, we will be laying down a lot more spectrum and speeds will markedly improve even in the first 12 months of this program.

John Legere, CEO:

Okay. Should we take one more here or you got one?

Janice Kapner, Executive Vice President, Communications & Community Engagement:

Take on the phone, and then one more on Twitter maybe.

John Legere, CEO:

Okay, operator, we’ll take one last question. Did we lose the operator?

Operator:

And we will take our last question from Sascha Segan of PCMag.

Sascha Segan – PCMag.com:

Hi, guys. So I absolutely have faith that John and Mike and Neville are devoted to this strategy and to the Un-carrier plans that you guys have followed. But companies are not men and new leadership can adopt new strategies. What guarantees are you putting down that either you guys will stay to see the length of this strategy through or that the company is committing to this strategy in the long term in a way that, for instance a new CEO could not make a U-turn on?

John Legere, CEO:

Great question, Sascha. Thank you for that. And I’m sure of couple things. One is, you know our company and you know our culture, and you know that the company and the culture is not about me or Mike or Neville, and that’s why we’re happy to show you not only these men, but this woman leader of our organization. The New T-Mobile’s culture and plans are deep and committed to and are part of who we are, and to do anything other than that would be a disgrace. And I have certainly no – Mike’s about 20 years younger than me, so I think you can probably lock him in through the whole 5G analysis. But I would say, Mike and I and Neville and Braxton and this full team are very committed to this, as is our board; and you have that from us as individuals and in the culture of the company that we’ve created.

Mike Sievert, President & COO:

And this is a strategy any team would pursue with this set of assets. The bottom line is, when you put these two companies together and you have capacity like this, it’s very obvious what you do with it. We’ve got this massive stadium and it’s mostly empty. You fill it up. Any management team would fill that stadium up, bring more competition to AT&T and Verizon, lower prices, take their customers, and generate revenues that way. That’s the business plan that we’ve put out last April. And it wasn’t just because we were behind it. It was because that’s what any team would do to maximize their business performance with these set of assets.

John Legere, CEO:

Right. Last thing I’d say, Sascha, is we have made tangible significant commitments to the federal government about all that we’re going to do with serious penalties on behalf of the shareholders of this company if we do not perform. So that build and those capabilities are very clear. Today is just another start of showing what are we going to do with all that capability that we have.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

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